Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019-6064

November 30, 2016

Via EDGAR

Jonathan Burr

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Jill Intermediate LLC

Registration Statement on Form S-1

Submitted October 21, 2016

CIK No. 0001687932

Ladies and Gentlemen:

On behalf of our client, Jill Intermediate LLC (to be converted into a Delaware corporation prior to the completion of the offering to which the Registration Statement referred to below relates) (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”), and the rules promulgated thereunder, please find enclosed for confidential submission with the Securities and Exchange Commission (the “Commission”) a complete copy of Amendment No. 1 (“Amendment No. 1”) to the above-captioned draft Registration Statement on Form S-1 (as amended, the “Registration Statement”), which was initially submitted to the Commission on a confidential basis pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act on October 21, 2016.

Amendment No. 1 reflects the responses of the Company to comments received from the Staff of the Commission (the “Staff”) in a letter from John Reynolds, dated November 17, 2016 (the “Comment Letter”). The discussion below is presented in the order of the numbered comments in the Comment Letter. Certain capitalized terms set forth in this letter are used as defined in the Registration Statement. For your convenience, references in the responses to page numbers are to the marked version of Amendment No. 1 and to the prospectus included therein.

Mr. Jonathan Burr

Division of Corporation Finance

Securities and Exchange Commission

The Company has asked us to convey the following as its responses to the Staff:

General

1.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response to Comment 1

The Company advises the Staff that neither the Company nor anyone authorized by the Company has presented any written communications, as defined in Rule 405 under the Securities Act, to potential investors in reliance on Section 5(d) of the Securities Act. To the extent that any such written communications are presented to potential investors, the Company will supplementally provide copies to the Staff.

Industry and Market Data, page ii

2.	Please revise the fourth and fifth sentences of this section to eliminate the implication that you are not responsible for the accuracy of the information you elect to include in your prospectus.

Response to Comment 2

The Registration Statement has been revised in response to the Staff’s comment. Please see page ii of Amendment No. 1.

Prospectus Summary – Overview, page 1

3.	We note you disclose your Adjusted EBITDA growth and Adjusted EBITDA margin expansion on page 2 of your prospectus summary. Please expand your disclosure to include the most directly comparable GAAP measure with equal or greater prominence. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and to Question 102.10 of the Division of Corporation Finance’s Compliance and Disclosure Interpretation on Non-GAAP Financial Measures, which can be found at: https://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm

Response to Comment 3

The Registration Statement has been revised in response to the Staff’s comment. Please see pages 2 and 78 of Amendment No. 1.

Mr. Jonathan Burr

Division of Corporation Finance

Securities and Exchange Commission

Corporate Conversion, page 5

4.	Please describe any material transactions that you plan to complete in order to convert into a Delaware corporation. For example, if you currently have different classes of equity, disclose the conversion terms for each class.

Response to Comment 4

The Registration Statement has been revised in response to the Staff’s comment. Please see pages 6 and 40 of Amendment No. 1.

5.	Please describe your proposed corporate structure in greater detail and include an organizational diagram, as applicable. For example, identify the holding companies, clarify whether subsidiaries are wholly owned, and describe where your operating assets and businesses will be held.

Response to Comment 5

The Registration Statement has been revised in response to the Staff’s comment. Please see pages 6 and 40 of Amendment No. 1.

6.	You disclose that the corporate conversion will occur prior to the closing of this offering. Please clarify whether the corporate conversion will occur before or after the sale of the shares in the IPO.

Response to Comment 6

The Company advises the Staff that the conversion of Jill Intermediate LLC from a Delaware limited liability company to a Delaware corporation will occur prior to the sale of the shares in the IPO. The Registration Statement has been revised in response to the Staff’s comment. Please see pages 6 and 40 of Amendment No. 1.

Risk Factors, page 14

Our designation of the Delaware Court of Chancery as the exclusive forum…, page 35

7.	If you plan on filing your amended and restated certificate of incorporation with the Secretary of State of Delaware after the public shareholders buy your IPO shares, please tell us the basis for the sentence stating that investors will be deemed to have consented to the exclusive provisions in your charter or delete.

Mr. Jonathan Burr

Division of Corporation Finance

Securities and Exchange Commission

Response to Comment 7

The Company advises the Staff that the Company will file its certificate of incorporation with the Secretary of State of Delaware prior to the effectiveness of the Registration Statement, and prior to the public shareholders buying its IPO shares.

Unaudited Pro Forma Consolidated Financial Information, page 44

Notes to Unaudited Pro Forma Consolidated Statement of Operations Adjustments (2), page 48

8.	You eliminate the increase in cost of goods sold related to the fair value adjustment of the purchased inventory because it is not expected to have a continuing impact based upon the inventory turn. Please tell us how you considered the recurring nature of the sale of this inventory in reaching your conclusion.

Response to Comment 8

The Company advises the Staff that management believes it has appropriately applied the rules prescribed by Rule 11-02(b)(5) and (b)(6) of Regulation S-X in the preparation of the Unaudited Pro Forma Consolidated Statement of Operations and the identification of the adjustments presented. The step-up in the fair value of inventory resulting from the application of purchase accounting in connection with the Acquisition consummated on May 8, 2015 was applied to the inventory on hand at that date. The Company’s inventory turns approximately four times per year, so the step-up in the fair value of inventory increased cost of goods sold within approximately the first three months after the Acquisition. As there is no continuing impact, the effect on cost of goods sold from this inventory step-up is not included in the Unaudited Pro Forma Consolidated Statement of Operations. The continuing sale of inventory is recorded in the cost of goods sold based on the Company’s cost to acquire and bring inventory to the condition and location for sale on an ongoing basis, which is not subject to fair value adjustments resulting from purchase accounting. Further, the Company is not currently contemplating any plans to enter into transactions that might result in a future step-up in the fair value of inventory. The Company separately disclosed this material non-recurring adjustment, including the reason management deemed it appropriate to exclude the charge from the Unaudited Pro Forma Consolidated Statement of Operations. Accordingly, the Company believes that this adjustment and related disclosure is in compliance with the requirements of Regulation S-X.

The Registration Statement has been revised in response to the Staff’s comment to provide additional disclosure to further clarify management’s analysis. Please see page 50 of Amendment No. 1.

Mr. Jonathan Burr

Division of Corporation Finance

Securities and Exchange Commission

Certain Relationships and Related Party Transactions, page 108

9.	We note your disclosure under Related Party Transactions on page F-41. Please provide the disclosure required by Item 404 of Regulation S-K for the transactions related to the $1.9 million related party receivable and the $30 million debt facility agreement or advise.

Response to Comment 9

The Registration Statement has been revised in response to the Staff’s comment. Please see page 112 of Amendment No. 1.

Principal and Selling Stockholders, page 110

10.	Please disclose the names and addresses of the entities affiliated with TowerBrook. See Item 403(a) of Regulation S-K.

Response to Comment 10

The Registration Statement has been revised in response to the Staff’s comment. Please see page 114 of Amendment No. 1.

Note 2 – Summary of Significant Accounting Policies, page F-8

Segment Reporting, Page F-9

11.	Please tell us how you analyzed and applied FASB ASC 280-10-50 in identifying your operating segments and in aggregating those segments into your single reporting segment. Please include supporting information as appropriate.

Response to Comment 11

The Company acknowledges the Staff’s comment and provides the following analysis regarding management’s application of FASB ASC 280-10-50 in identifying the Company’s operating segments and in aggregating those segments into a single reportable segment with respect to disclosure requirements.

Based on criteria established under ASC 280-10-50, management concluded that the Company conducts its business as two operating segments, representing its direct-to-consumer and retail stores sales channels. These operating segments are aggregated for financial reporting purposes into one reportable segment consistent with the objective and basic principles of ASC 280. This determination is based on both quantitative and qualitative characteristics of the Company’s business operating segments and the manner in which the Company manages its operations and assesses performance. Specifically,

Mr. Jonathan Burr

Division of Corporation Finance

Securities and Exchange Commission

the direct and retail channels exhibit similar economic characteristics and are managed consistently under a company-wide, omni-channel approach. Under this omni-channel model, management views the direct channel as a seamless and inseparable extension of the customers’ retail experience and vice versa. Management focuses on product, customer and brand, while channels provide customers with alternative methods for purchasing. The Company manages all of its functions to meet a common company-wide objective of marketing and selling:

•	the same products (women’s apparel and accessories);

•	to the same customer base (women, typically between 40 – 65 years old); and

•	through two channels (direct, which includes website and phone orders, and retail) to accommodate shopping preferences of its customers and maximize market share.

In defining the Company’s operating segments, management concluded that both the direct and retail channels engage in business activities from which they earn revenues and incur expenses. Discrete sales and cost of sales financial information is available to present gross margin for both channels, although other operating measures are not tracked at the channel level. Further, balance sheet data by operating segment is not included in the information provided to the Company’s Chief Operating Decision Maker. The Company’s Chief Operating Decision Maker, its Chief Executive Officer, regularly reviews sales, cost of sales and gross margin results of each channel. Accordingly, management concluded that each channel represents an operating segment in accordance with ASC 280.

Management also concluded that its operating segments meet the aggregation criteria defined by ASC 280-10-50-11, and thus represent the Company’s single reportable segment. Specifically, the direct and retail operating segments are aggregated based on the following considerations:

•	They exhibit similar long-term financial performance, demonstrated by having similar economic characteristics, including:

¡	Gross margin. Gross margin is materially consistent between channels as demonstrated by a 340 basis points, 330 basis points and 290 basis points difference between the two channels in fiscal year 2014, pro forma fiscal year 2015 and the twelve months ended July 30, 2016, respectively (a 5.3%, 5.1% and 4.4% relative difference for each period respectively). The Company anticipates the gross margin by channel will remain materially consistent for fiscal years 2016 and 2017.

¡	Sales price. Under the Company’s omni-channel approach, merchandise is available at the same price in each channel. Similarly, markdowns occur consistently and simultaneously across the channels.

Mr. Jonathan Burr

Division of Corporation Finance

Securities and Exchange Commission

•	They are similar in each of the following respects:

¡	The nature of the products sold and services provided. All the Company’s products are available through both the direct and retail channels. In addition, customer policies (e.g., returns, exchanges, privacy) are consistent across channels, and the customer contact center services customers of both channels. The customer can return product purchased through the direct channel via the retail channel.

¡	The nature of the production processes. All the Company’s products are available through both the direct and retail channels, thus there is no difference in the nature of the production process. Merchandise is sourced from the same vendors and received at and distributed from a common distribution center in Tilton, New Hampshire.

¡	The type or class of customer. The Company’s customer acquisition strategy is omni-channel focused. Prospecting and marketing efforts attract customers to the brand, regardless of channel. Similarly, the Company sells merchandise to customers in the channel of their choice. During the pro forma fiscal year 2015, 43% of consolidated sales were to customers who shop both channels. Further, the number of customers who shop both channels as a percent of all customers and the percent of aggregate sales they represent have increased during all periods presented in the Registration Statement.

¡	The methods used to distribute products. The Company manages its merchandise inventory centrally from a distribution center in Tilton, New Hampshire. From that distribution center, products are allocated and shipped simultaneously to supply retail stores and direct to customers. Further, customers shopping in a retail store who do not find a product in stock may order from within the store and have the product shipped from the distribution center directly to the customer’s home without additional cost to the customer.

The aggregated segment is identified as the Company’s single reportable segment and it constitutes 100% of the Company’s total consolidated revenue, meeting the criteria of ASC 280-10-50-14.

The Company will continue to monitor and assess the components of its business to evaluate compliance with ongoing segment reporting disclosures in accordance with ASC 280, Segment Reporting.

Exhibits, page II-2

12.	We note that you have entered into employment agreements with Ms. Bennett, Ms. Fielder, and Mr. Biese. Please file the employment agreements as exhibits. Refer to Item 601(b)(10)(iii)(A) of Regulation S-K.

Mr. Jonathan Burr

Division of Corporation Finance

Securities and Exchange Commission

Response to Comment 12

The Company advises the Staff that it will file the employment agreements with Ms. Bennett, Ms. Fielder and Mr. Biese and has revised the Registration Statement in response to the Staff’s comment. Please see page II-2 and the Exhibit Index of Amendment No. 1.

13.	Please file the lease agreements for your principal executive offices and distribution and customer contact center as exhibits. Refer to Item 601(b)(10)(ii)(D) of Regulation S-K.

Response to Comment 13

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company does not consider the lease agreements for its principal executive office in Quincy, Massachusetts and distribution and customer contact center in Tilton, New Hampshire to be material agreements. The Company believes that there are suitable alternatives for both properties available for lease on commercially reasonable terms in the event either lease is terminated. Moreover, the Company believes that the operations that take place at each of these locations could be relocated without causing material harm to its business. As a result, the Company respectfully submits that the leases for its principal executive office and distribution and customer contact center are not material in either amount or significance and are therefore not required to be filed pursuant to Item 601(b)(10)(ii)(D) of Regulation S-K.

14.	Please file your services agreement with TowerBrook as an exhibit. Refer to Item 601(b)(10)(ii)(A) of Regulation S-K.

Response to Comment 14

The Company advises the Staff that it will file the services agreement with TowerBrook and has revised the Registration Statement in response to the Staff’s comment. Please see page II-2 and the Exhibit Index of Amendment No. 1.

Undertakings, page II-3

15.	Please add the undertakings required by Item 512(a)(5)(ii) and Item 512(a)(6) of Regulation S-K. Item 512(a)(5)(ii) is required for any prospectus filed in reliance on Rule 430C and Item 512(a)(6) is required for any offering that involves an initial distribution of securities pursuant to Rule 159A. For guidance, refer to Securities Act Rules Compliance and Disclosure Interpretation, Question 229.01.

Mr. Jonathan Burr

Division of Corporation Finance

Securities and Exchange Commission

Response to Comment 15

The Registration Statement has been revised in response to the Staff’s comment. Please see page II-3 of Amendment No. 1.

*  *  *  *

If you have any questions concerning the above responses, please do not hesitate to contact either the undersigned at (212) 373-3309 or Brendan K. Christian at (212) 373-3111.

Sincerely,

/s/ Raphael M. Russo

Raphael M. Russo

cc:	David Biese

    Jill Intermediate LLC

Marc D. Jaffe, Esq.
Ian D. Schuman, Esq.

     Latham & Watkins LLP